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July 27, 2006

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC

20549-7010

Re:

Talisman Energy Inc.

Form 40-F Fiscal Year Ended December 31, 2005

Filed March 13, 2006

File No. 001-06665

Dear Mr. Schwall:

This letter is in response to your comment letter dated July 17, 2006 regarding the above-referenced Form 40-F.  In this letter, references to “Talisman” or the “Company” mean Talisman Energy Inc.  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission.  We do not believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Form 40-F for  Fiscal Year Ended December 31, 2005

Exhibit 99.6 Management’s Discussion and Analysis

Corporate Results Review, page 4

Operating Expenses and Unit Operating Costs, page 6

Staff Comment

1.

We note in your response to prior comment 3 that you provided the pipeline cost amounts that you reclassified to operating expenses, and are proposing to include additional disclosure in future filings.  Please submit your proposed disclosure, which should include a discussion of where you previously classified these costs, and why you changed your classification.

Company Response

We propose adding the following footnote to the Operating Expenses and Unit Operating Costs table in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2006:

“In 2005, certain North Sea pipeline expenses were recharacterized and included in the calculation of North Sea oil and liquids unit operating costs to better match the costs with the underlying activity. Previously, these costs were included in pipeline operating expenses and not included in the calculation of unit operating costs.  For the comparative 2004 period, $35 million of expenses were recharacterized in the same fashion. Total operating expenses remained unchanged.”

Exhibit 99.7 Consolidated Financial Statements and Notes

Note 1 – Significant Accounting Policies, page 30

m)  Revenue Recognition, page 32

Staff Comment

2.

In your response to prior comment 5, you explained how you defined unlifted oil and why you changed your accounting method for it.  However, although your proposed expanded disclosure clarifies how you measure the cost recorded as inventory, it does not discuss any of the points raised in our prior comment.  Please submit a revised proposed disclosure, addressing each point raised in our prior comment 5.

Company Response

The Company believes that the change in accounting practice for revenue recognition represented a correction of an immaterial error. As outlined in the Canadian Institute of Chartered Accountants Handbook section 1000, paragraph 4, given that the amount was immaterial, disclosure of the change in the financial statements was not required.  The Company’s auditor, Ernst & Young LLP, concurs that disclosure was not required.  The Company did provide comments in our Management’s Discussion and Analysis to assist the reader in understanding the impact of the change on the financial statements.

We have further amended our proposed accounting policy for revenue recognition to be included in our December 31, 2006 financial statements as follows:

“Revenues associated with the sale of crude oil, natural gas and liquids are recognized when title passes to the customer. For our international operations generally, our customers take title when the crude oil is loaded onto a tanker. The Company employs the entitlements method in accounting for crude oil sales and records a receivable from a joint interest partner if a partner sells more than its proportionate share of crude oil production. Crude oil and natural gas produced and sold, below or above the Company’s working interest share in the related resource properties, results in production underliftings or overliftings. Underliftings are recorded as inventory at the cost to produce and transport the product to storage tanks and overliftings are recorded in accounts payable and accrued liabilities. Underliftings are reversed from inventory when the crude oil is lifted and sold, with the sales proceeds recorded as revenue and the cost of the inventory expensed. Overliftings are reversed from deferred revenue and recorded as revenue when sufficient volumes are produced to make up the overlifted volume. Amounts received under take-or-pay gas sales contracts in respect of undelivered volumes are accounted for as deferred income and recognized as revenue when volumes are delivered. Transportation expenses are reported as a separate expense and not netted off against revenue.”

Note 21 – Information Regarding United States GAAP Differences, page 50

Staff Comment

3.

We note your response to prior comment 6 indicating that you follow the entitlement method of EITF 90-22 in accounting for your oil balancing arrangements.  Please submit your proposed disclosure, adding the entitlement method discussion to your accounting policy note.

Company Response

The proposed amended disclosure above includes a discussion on the application of the entitlement method for crude oil.

Engineering Comments

Reserve Estimates, page 30

Staff Comment

4.

Regarding your response to prior comment 8, please tell us if the sales contract entered into by ConocoPhillips include gas that Talisman has an interest in.  Please tell us the reserve volumes Talisman has under the sales contract and the price you will receive for your share of the gas.

Company Response

The sales contract entered into by ConocoPhillips is on behalf of the owners of the Corridor PSC gas reserves in which Talisman has a 36% working interest.  Talisman’s 36% share of the contract DCQ is 820 Bcf of which the take-or-pay amount was booked in 2004 as discussed in our response letter of June 2, 2006.  The price Talisman will receive for this gas is 1.91 US$/Mcf at the Corridor plant gate.

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Standardized Measure of Discounted Future Net Cash Flows, page 34

Staff Comment

5.

We note your response to prior comment 9.  In an appropriate location provide the information conveyed in the first sentence of your supplemental response.

Company Response

We will provide the requested disclosure in future annual filings.

Risk Factors, page 53

Staff Comment

6.

We note your response to prior comment 10.  In future filings, either provide the information we requested or provide a cross-reference to where that information is disclosed.

Company Response

We will comply.

Thank you for your review of our responses to our comments.

Yours truly,

TALISMAN ENERGY INC.

MICHAEL D. MCDONALD

Michael D. McDonald

Executive Vice-President, Finance and

Chief Executive Officer

Copy:

James W. Buckee

President and Chief Executive Officer

M. Jacqueline Sheppard

Executive Vice-President, Corporate and

Legal and Corporate Secretary

Christopher J. Barry, Dorsey & Whitney LLP

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